UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date December 2, 2010	By:	/s/ Tony Suwarjo (Signature)
Tony Suwarjo
Acting VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK
INVITATION
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Tel.293/PR000/COP-A0070000/2010
The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Kota Bandung (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company, to be held on:

Day/Date :	Friday, December 17th, 2010
Time :	14:00 Western Indonesian Time
Venue :	The Ritz Carlton Jakarta Pacific Place,
Ball Room I, Lt.4, Sudirman Central Business District Jl. Jenderal Sudirman Kav.52-53, Jakarta
The Meeting will discuss and decide on the following agenda

Agenda 1 :	Changes in the formation of the members of the Board of Commissioners and the Board of Directors of the Company

Agenda 2 :	Adjustment to the term of office of the members of the Board of Directors and the Board of Commissioners of the Company who still hold office
Notes:
1.	This notice shall be deemed as an invitation to attend the Meeting for the Company’s Shareholders, the Board of Directors will not send separate invitations to the Shareholders.

2.
Those who are eligible to attend the Meeting are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on December 1, 2010 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on December 1, 2010.

3.
The Shareholders or their proxies who will attend the Meeting are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meeting before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of its board of directors.

4.
Shareholders who can not attend the Meeting may be represented by their proxy by presenting a signed copy of the legal proxy letter and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meeting, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours.

5.
Materials for the Meeting (“Meeting Material”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, material for the Meeting are available to be examined during our business hours and can be obtained from the Company by submitting a copy of Collective Shares Certificates and the personal identification to our Investor Relations team at the addresses bellow:

PT TELKOM INDONESIA Tbk Investor Relations Gedung Grha Citra Caraka Kav.52 Jl. Jend. Gatot Subroto 5th Floor Phone (021) 521 5109 Fax (021) 522 0500 Jakarta 12710	PT DATINDO ENTRYCOM Puri Datindo-Wisma Sudirman Jl. Jend. Sudirman Kav.34-35 Telp. (021) 570 9009 Faks. (021) 570 9026-28 Jakarta 10220
6.	To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty (30) minutes prior to the time of the Meeting.
Bandung, December 2, 2010
PT TELKOM INDONESIA Tbk.
Board of Directors